Exhibit 99.1

Ferrari N.V.: periodic report on the buyback program

Maranello (Italy), 9 March 2020 - Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) announces that under the third tranche of the common share buyback program announced on 14 November 2019 (“Third Tranche”), the Company has purchased additional common shares - reported in aggregate form, on a daily basis - on the Italian Stock Exchange (MTA) as follows:

	MTA			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
02/03/2020	8,333	138.6683	1,155,522.85	11,000	158.2843	1,741,127.30	1,565,480.40	19,333	140.7440	2,721,003.25
04/03/2020	17,617	140.9862	2,483,754.26	11,797	158.9226	1,874,809.91	1,685,222.39	29,414	141.7344	4,168,976.65
05/03/2020	6,215	139.0885	864,435.20	12,937	154.5759	1,999,748.42	1,787,564.51	19,152	138.4712	2,651,999.71
06/03/2020	42,403	134.7009	5,711,723.28	16,708	151.7106	2,534,780.70	2,236,045.08	59,111	134.4550	7,947,768.36
Total	74,568	136.9949	10,215,435.59	52,442	155.4187	8,150,466.34	7,274,312.38	127,010	137.7037	17,489,747.97

Since the announcement of the Third Tranche of the buyback program dated 14 November 2019 till 6 March 2020, the total invested consideration has been:

•	Euro 105,778,621.18 for No. 707,820 common shares purchased on the MTA

•	USD 29,985,333.60 (Euro 27,308,366.63*) for No. 185,717 common shares purchased on the NYSE resulting in total No. 9,291,144 common shares held in treasury as of 6 March 2020. As of the same date, the Company held 3.61% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.
To date, since 1 January 2019, the Company has purchased a total of 3,558,670 own common shares on MTA and NYSE for a total consideration of Euro 482,687,477.69.

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

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